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June 8, 2006

Larry Spirgel, Esq. Assistant Director Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

Re:	Leap Wireless International, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Form 10-Q for Fiscal Quarter Ended March 31, 2006 File No. 000-29752
Dear Mr. Spirgel:
     We are in receipt of the Staff’s letter dated June 1, 2006 with respect to the above-referenced Form 10-K and Form 10-Q. We are responding to the Staff’s comment on behalf of Leap Wireless International, Inc. (“Leap” or the “Company”) as set forth below. For ease of reference, we have set forth the Staff’s comment and Leap’s response below.
Form 10-K for Fiscal Year Ended December 31, 2005
Note 3. Summary of Significant Accounting Policies, page 67
Revenues and Cost of Revenues, page 71
     1. We note your response to comment 1. Under EITF 00-21, particularly example 1 to which you refer, the company would allocate the arrangement consideration (excluding the activation fee) on a relative fair value basis, between the handset and the wireless service. The amount of revenue allocable to the handset is limited to the amount that is not contingent upon the delivery of additional items (i.e., wireless service). You state that because the fair value of a handset is higher than the total consideration you received for both the handset and the activation fee combined, the remainder of the consideration is simply allocated to equipment revenues and recognized when received. It is unclear what remainder you are referring to in your response. Please confirm for us, if true, that the amount of revenue recognized upon delivery and activation of a handset is limited to the relative fair value allocated to the handset. Also confirm, if true, that the activation fee is excluded from this relative fair value calculation. Additionally, clarify whether in the case where consideration received for delivery and activation of the handset is less than the relative fair value allocated to the handset, revenue recognition upon delivery and activation is limited to this amount, as payment of additional amounts would be contingent upon the delivery of wireless service and should be recognized over the service period. Otherwise, please revise to comply with the guidance in SAB Topic 13.A.3(f) and EITF 00-21.

June 8, 2006

     Leap Response:
     The Company confirms that the amount of revenue recognized upon delivery and activation of a handset is limited to the relative fair value allocated to the handset. The Company also confirms that the activation fee is excluded from the relative fair value calculation. Finally, in all cases the consideration received for delivery and activation of the handset is less than the relative fair value allocated to the handset, and therefore, revenue recognized upon delivery and activation of the handset is limited to this amount. In our prior response, the term “remainder” refers to the total consideration received in the arrangement (which includes the handset price, the activation fee and the fee for one month of service) less the fair value of the one month of service. As noted in our prior response, since the first month of wireless service is contingent upon future delivery, the fee for the first month of service is allocated to service revenue and no portion is allocated to the handset.
     Please direct any comments or questions regarding the foregoing to the undersigned at (858) 523-5406. Thank you in advance for your prompt attention to this matter.

Very truly yours,
/s/ Barry M. Clarkson

Barry M. Clarkson of LATHAM & WATKINS LLP

cc:	Mr. S. Douglas Hutcheson, Leap Wireless International, Inc.